GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700


05005958

28 January 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH. DC
213
SECTION

Dear Sirs,

GKN plc – major interests in our shares

For your information I enclose copies of the above announcements.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Enc

SCHEDULE 10



NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	**2. Name of shareholder having a major interest**
GKN PLC	DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	DEUTSCHE BANK AG – 22,998,774

5. Number of shares/amount of stock acquired	**6. Percentage of issued class**	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**
NOT KNOWN	NOT KNOWN		

9. Class of security	**10. Date of transaction**	**11. Date company informed**
ORDINARY SHARES OF 50P EACH	NOT KNOWN	26 JANUARY 2005

12. Total holding following this notification	**13. Total percentage holding of issued class following this notification**
22,998,774	3.18%

14. Any additional information	**15. Name of contact and telephone number for queries**
	DAVID PAVEY – 01527 533295

16. Name and signature of authorised company official responsible for making this notification

DAVID PAVEY
ASSISTANT COMPANY SECRETARY

Date of notification 27 JANUARY 2005

82 - 5204

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.



1. **Name of company**	2. **Name of shareholder having a major interest**
GKN PLC	AVIVA PLC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	BNY NORWICH UNION NOMINEES LTD – 2,572,047 BT GLOBENET NOMINEES LTD – 10,280 CHASE GA GROUP NOMINEES LTD – 16,743,971 CUIM NOMINEE LTD – 2,108,180 VIDACOS NOMINEES LTD – 891,057

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
891,057	0.12%		

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
ORDINARY SHARES OF 50P EACH	26 JANUARY 2005	27 JANUARY 2005

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
22,325,535	3.09%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
	CHRIS WINTERS – 01527 533383

16. **Name and signature of authorised company official responsible for making this notification**
CHRIS WINTERS SENIOR SECRETARIAL ASSISTANT
Date of notification 28 JANUARY 2005